October 23, 2001

Ms. Ann L. Kennedy, Partner
PricewaterhouseCoopers LLP
160 Federal Street
Boston, Massachusetts  02110


Dear Ms. Kennedy:

A Special Meeting of the Board of the Directors of The Taiwan Fund, Inc. (1940 Act SEC File No: 811-04893 and 1933 Act SEC File No: 333-02697)
was held on July 12, 2001 to consider, and vote, on the recommendations of the Audit Committee held on that date to accept the resignation of PricewaterhouseCoopers LLP as the independent accountants for the Fund effective immediately. In accordance with the requirements of Item 77K of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

1.	Effective July 12, 2001, the Board of Directors of The Taiwan Fund,
Inc.voted to accept the resignation of PricewaterhouseCoopers LLP as the Fund's independent accountants. The Funds' Audit Committee recommended this action on July 12, 2001.

2.	PricewaterhouseCoopers LLP's reports on the Funds' financial statements for fiscal years ended in 2000 and 1999 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

3.	During the Fund's fiscal years ended in 2000 and 1999, and through
July 12, 2001, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.


A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to the Fund's next Form N-SAR (in accordance with Sub-Item 77K of Form N-SAR).

Sincerely,


Haichi Vicki Hau
Secretary and Treasurer of The Taiwan Fund, Inc.